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                           May 20, 2022

       Lance Alstodt
       Chief Executive Officer
       BioRestorative Therapies, Inc.
       40 Marcus Drive, Suite One
       Melville, New York 11747

                                                        Re: BioRestorative
Therapies, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 18, 2022
                                                            File No. 333-265052

       Dear Mr. Alstodt:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dorrie
Yale at 202-551-8776 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Fred Skolnik, Esq.